Ostin Technology Group Co., Ltd.

Building 2, 101/201 1 Kechuang Road

Qixia District, Nanjing

Jiangsu Province, China 210046

VIA EDGAR

June 22, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Andi Carpenter

Re:	Ostin Technology Group Co., Ltd.
Registration Statement on Form F-1
Filed March 5, 2021
File No. 333-253959

Dear Mr. Carpenter:

Ostin Technology Group Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 30, 2021, regarding the Registration Statement on Form F-1 (the “Registration Statement”) submitted to the Commission on March 5, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to the Registration Statement, which is being filed to the Commission contemporaneously with the submission of this letter.

Form F-1 filed March 5, 2021

Exhibit 23.1, page i

1.	Please revise to include a consent from your auditor that correctly indicates that its report dated March 5, 2021 covers the consolidated financial statements of Ostin Technology Group Co., Ltd., as of September 30, 2020 and 2019 and for each of the two years ended September 30, 2020. In addition, have your auditor consent to the reference to the firm under the caption “Experts” in the filing.

Response: In response to the Staff’s comment, we have revised the Registration Statement to include a consent from the Company’s auditor, TPS Thayer LLC, which is attached to as Exhibit 23.1 of the Amendment No.1 to the Registration Statement, which correctly indicates that its report dated March 5, 2021 covers the consolidated financial statements of the Company, as of September 30, 2020 and 2019 and for each of the two years ended September 30, 2020, and consent to the reference to the firm under the caption “Experts” in the filing.

We thank the Staff for its review of the foregoing and the registration statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tao Ling
Tao Ling
Chief Executive Officer

cc:	Wei Wang, Esq. Ellenoff Grossman & Schole LLP